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Pedro J. Bermeo

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4091 tel pedro.bermeo@davispolk.com
Confidential

May 26, 2021

Re:         ZIM Integrated Shipping Services Ltd.

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

On behalf of our client, ZIM Integrated Shipping Services Inc., (the “Company”), we have submitted a draft Registration Statement on Form F-1 (the “Draft Registration Statement”) relating to the proposed offering of the Company’s ordinary shares. The Draft Registration Statement was submitted via EDGAR to the Securities and Exchange Commission (the “Commission”) for review on a confidential basis in accordance with the procedures of the Commission. The Company confirms that the Draft Registration Statement is submitted prior to the end of the twelfth month following January 27, 2021, the effective date of the Registration Statement for the Company’s initial public offering. The Company undertakes to publically file its Registration Statement for this proposed offering no later than 48 hours prior to any requested effective date and time.

* * *

If you have any question regarding the Draft Registration Statement, please do not hesitate to contact me at (212) 450-4091 or pedro.bermeo@davispolk.com

Very truly yours,

/s/ Pedro J. Bermeo
Pedro J. Bermeo

cc:	Via E-mail
Noam Nativ, Executive Vice President, General Counsel and Company Secretary
Michael Kaplan, Davis Polk & Wardwell LLP